Exhibit 99.0

November 15, 2002

Re:	DiVall Income Properties 3, L.P.

Dear Limited Partner:

The Partnership has one remaining property … a former Denny’s in Colorado Springs. We haven’t identified a buyer offering a fair price. It is unlikely that anything can happen in 2002. We will obviously continue to aggressively market this final property. We want to liquidate this Partnership.

We continue to believe the sale of three properties earlier in the year was appropriate in light of a “window of opportunity” in pricing due to low interest rates and before the economy created more uncertainty.

A few things you should be aware of …

•	We have reduced the operating costs dramatically for this Partnership by reducing our fees 75% until the wind-up process can commence.

•	Unlike other public partnerships that must continue their existence even after all assets have been sold (because of continuing contingent liabilities after sale and for future General Partner indemnification); we have always been successful in completely ending a Partnership (no more audits, tax returns, K-1s, etc) because of “wind-up insurance”. Unfortunately, we have been unable to find anyone to underwrite such coverage for DiVall 3 when the time comes. This will necessitate some creativity in extinguishing the General Partner liability exposure to facilitate distribution of the Indemnification Fund.

•	Although there are no longer operating activities with DiVall 3 properties, we will not experience audit savings. The demise of Arthur Andersen has resulted in the retention of another firm, Deloitte Touche. In the absence of the prospect for continuing services to this entity in future years, there is no incentive to absorb costs during the first year of an engagement

DiVall Income Properties 3, L.P.

November 15, 2001

anticipating amortizing a recovery over future years. This is a case where the Department of Justice and SEC have created hardship for small investors. I’m sure this was an unintended consequence of destroying Andersen.

The Schedule K-1 will be mailed on or before February 28, 2003 and the Annual Report will be mailed in April 2003.

Should you have any questions or require any additional information, please feel free to contact our offices toll-free at 800-547-7686 ext 224. Any correspondence should be mailed to: The Provo Group, Inc., 101 W. 11th Street, Suite 1110, Kansas City, MO 64105.

Sincerely,

Bruce A. Provo